EXHIBIT 12.1

Equity Office Properties Trust
Statement of Earnings to Combined Fixed Charges and Preferred Distributions
(Dollars in thousands)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended

	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Income before income taxes, allocation to minority interests, income from investments in unconsolidated joint ventures and discontinued operations	$120,097	$167,298	$266,937	$353,938

Plus Fixed Charges:
Interest expense	206,604	202,741	411,927	407,761
Capitalized interest	1,201	4,632	4,799	9,437
Loan amortization cost	2,091	1,116	3,783	2,418

Fixed charges	209,896	208,489	420,509	419,616
Plus preferred distributions	15,395	15,831	30,856	31,661

Combined fixed charges and preferred distributions	225,291	224,320	451,365	451,277

Plus amortization of capitalized interest	434	437	868	867
Plus distributed income of investments in unconsolidated joint ventures	24,083	74,181	40,751	100,090
Less preferred distributions	(15,395)	(15,831)	(30,856)	(31,661)
Less capitalized interest	(1,201)	(4,632)	(4,799)	(9,437)

Total	7,921	54,155	5,964	59,859

Earnings	$353,309	$445,773	$724,266	$865,074

Combined fixed charges and preferred distributions	$225,291	$224,320	$451,365	$451,277

Earnings to combined fixed charges and preferred distributions	1.6x	2.0x	1.6x	1.9x